September 19, 2019

U.S. Securities and Exchange Commission (“Commission” or “Staff”)

c/o Mr. Tim Buchemiller and Mr. Russell Mancuso

Division of Corporation Finance

Office of Electronics and Machinery

Washington, DC 20549

Re:	Avita Medical Limited

Amendment No. 2 to Draft Registration Statement on Form 20-F

Submitted September 11, 2019

CIK No. 0001762303

Dear Mr. Buchemiller and Mancuso:

Reference is made to the letter received from the Commission dated September 18, 2019 regarding the confidentially submitted draft Amendment No. 2 to Registration Statement on Form 20-F (the “Form 20-F”) of Avita Medical Limited (the “Company”).

For your convenience, we have included your comments in this response letter in bold form and keyed our response accordingly. The Company’s response to the comments is as follows.

Draft Registration Statement on Form 20-F

We have limited experience manufacturing..., page 3

Comment:

1.

Your response to prior comment 1 indicates that you work with “a number” of third-party manufactures, “several” of which you have identified in this risk factor. Please tell us if you have named all material third-party manufacturers that are the subject of this risk factor in order for investors to evaluate the risk, or revise your disclosure as appropriate.

Response: The Company has included in the list of third-party manufacturers the Company’s material third-party manufacturers.

BARDA Contract, page 35

Comment:

2.

Please briefly describe any of the material terms of Articles H.2 and H.20 of the agreements filed as Exhibits 4.3 and 4.4. If there are any material march-in rights, address the portion of your business that would be affected by exercise of such rights, and describe the conditions which might prompt the U.S. government to exercise any such rights. Include risk factor disclosure if appropriate.

Response: We have reviewed the terms of Articles H.2 and H.20 of the agreements filed as Exhibits 4.3 and 4.4 (the “BARDA” contracts) and have determined that there are no U.S. government march-in rights that would have a material effect on our business. The BARDA contracts primarily funded clinical studies, and under Articles H.2 and H.20, we would have an obligation to provide the U.S. government with documentation, protocols, data generated from the execution of these protocols, and final reports related to the clinical trials that BARDA helped fund. Provision of such items to the U.S. government would not impact our ability to continue to market and sell our RECELL system and would thus not have a material impact on our business.

Research and Development, page 35

Comment:

3.

Our prior comment 3 requested that you include appropriate risk factor disclosure if you rely on third parties’ expertise, personnel, testing facilities or their transferring any intellectual property rights associated with their efforts. Your response to prior comment 3 indicates that you “routinely” contract with major contract research organizations and your disclosure on page 50 indicates that your research and development expenses consist primarily of expenses for contracted research and development activities conducted on your behalf. Given your disclosure, it is not clear the extent to which you rely on contract research organizations in general for your research and development activities and why risk factor disclosure would not be appropriate so that investors can evaluate the risks to your business if you rely on third-parties for a material portion of your research and development activities and if you do not currently have the in-house capabilities to replace the services those third-parties provide. Please advise or revise your disclosure as appropriate.

Response: We have revised the 20-F to include a risk factor relating to the Company’s outsourcing of certain research and development activities relating to contract research organizations.

Management’s Discussion and Analysis of Results of Operations, page 44

Comment:

4.

We note your response to prior comment 7 and your revised disclosure on page 44. It is still unclear how you have revised your disclosure to provide a narrative discussion of the extent to which changes in sales of goods are attributable to changes in prices or to changes in the volume or amount of products or services being sold or to the introduction of new products or services, as requested by prior comment 10 of our letter dated August 15, 2019. It also is still unclear how you have revised your disclosure to discuss the causes of material changes to the extent necessary for an understanding of your business as a whole, as requested by prior comment 12 of our letter dated August 15, 2019. Please revise to provide those disclosures.

Response: We have revised the disclosure on page 46 accordingly to further disclose that the Company’s key revenue growth driver is adoption of its RECELL System, as opposed to pricing for such a system.

Compensation, page 54

Comment:

5.

We note your response to prior comment 10, but note that your heading to Table 2 indicates you are providing “Remuneration for the year ended June 30, 2018.” Please confirm that you have provided the required disclosure for your last full financial year and revise your heading and disclosure in the table as appropriate.

Response: We have revised the introduction to the table accordingly to indicate the remuneration data provided is for the year ended June 30, 2019.

Comment:

6.	With regard to Table 2, please tell us why for Mr. McDonald the amount in the “Total” column is not equal to the sum of the individual components or revise your table as appropriate.

Response: We have revised the table to correct an error with respect to Mr. McDonald’s total compensation.

Comment:

7.

Please revise to provide clear disclosure of which amounts shown in Table 2 were used as the numerators for calculating the percentages shown in the last three columns of that table and provide us with a response that shows us how you have calculated those percentages.

Response: We have revised the table and as well inserted additional footnote disclosure to indicate how the percentages were established, including an example.

Financial Information, page 67

Comment:

8.

We note the “Appendix 4E—Preliminary Final Report 30 June 2019” available on your website. Given the information in that report, please tell us how you intend to comply with the third sentence from the end of Item 8.A.5 of Form 20-F. If you make financial information available to investors in your home market or on your website that may not be required to be reported under U.S. federal securities laws until a later date or at all, please include appropriate risk factor disclosure.

Response: We have included the preliminary full year results as filed in Australia as an exhibit to the 20-F. In addition, we have provided cross references within the document together with cautionary language regarding the preliminary nature of such results. Following its proposed listing on the Nasdaq Stock Market, we intend to provide current reports on Form 6-K to disclose to the U.S. market any financial information that is made available in our home market or on our website, accordingly we have not included a risk factor related to this.

Item 19. Exhibits, page II-3

Comment:

9.	We note your first risk factor on page 9; please file as exhibits to your registration statement your agreements with the suppliers upon which your business is substantially dependent.

Response: Per Instruction to Exhibits Item 4(a) of Form 20-F, the Company is not substantially dependent on these agreements and submits to the Staff that they were entered into in the ordinary course of business; accordingly, the Company submits that they need not be included as Material Contracts.

10.

We note your statement on the first pages of Exhibits 4.3, 4.4, 4.5, 4.6 and 4.7. If you intend to rely on the procedures in Instruction 4 of the “Instructions as to Exhibits” section of Form 20-F, as indicated by that Instruction, please revise to mark each applicable exhibit to indicate, if true, that portions of the exhibit have been omitted and include a prominent statement on the first page of each redacted exhibit that certain identified information has been excluded from the exhibit because it is both (i) not material and (ii) would likely cause competitive harm to the registrant if publicly disclosed. If instead you intend to submit a separate confidential treatment request, please submit that request so that we can evaluate that request.

Response: We have revised each of these Exhibits with such language. We do not intend to submit a separate confidential treatment request.

Should you have any questions or wish to discuss the foregoing in further detail, please feel free to contact us.

Sincerely, Avita Medical Limited

By	/s/ Timothy Rooney

Timothy Rooney, Chief Administrative Officer and Acting Chief Financial Officer